Exhibit 99.1

ATRenew Inc. Reports Unaudited Second Quarter 2026 Financial Results

SHANGHAI, Aug. 20, 2026 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a pioneer in technology-driven recycling and trade-in solutions for consumer products in China, today announced its unaudited financial results for the three months ended June 30, 2026.

Second Quarter 2026 Highlights

•
Total net revenues grew by 32.4% to RMB6,609.3 million (US$974.1 million) from RMB4,991.5 million in the same period of 2025.
•
Income from operations increased by 95.7% to RMB178.3 million (US$26.3 million) from RMB91.1 million in the same period of 2025. Adjusted income from operations (non-GAAP)1 grew by 70.1% to RMB206.3 million (US$30.4 million) from RMB121.3 million in the same period of 2025.
•
Net income increased by 78.6% to RMB129.1 million (US$19.0 million) from RMB72.3 million in the same period of 2025. Adjusted net income (non-GAAP)1 grew by 57.3% to RMB157.1 million (US$23.1 million) from RMB99.9 million in the same period of 2025.
•
Number of consumer products transacted2 was 11.6 million compared to 10.3 million in the same period of 2025.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “We are pleased to report another strong quarter for ATRenew. In the second quarter of 2026, total net revenues increased by 32.4% year-on-year to RMB6,609.3 million. This was achieved by leveraging our industry-leading supply chain value via a 1P business model. On the recycling side, we prioritized providing users with the best-in-class recycling and trade-in experience. On the processing side, we increased the proportion of compliant refurbished products, ensuring sufficient supply of value-for-money high-quality second-hand devices for both consumers and small and medium-sized businesses. Simultaneously, we expanded the distribution of quality-preowned products to serve diverse global markets, creating greater value for the global circulation of second-hand electronic products.”

1. For all measures labeled as “non-GAAP” on this page and following pages, please see “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “While exceeding the high end of our revenue guidance, ATRenew once again achieved rapid profit growth. In the second quarter of 2026, adjusted income from operations grew by 70.1% year-on-year to RMB206.3 million. During this process, we focused on upgrading the capabilities and quality of AHS stores, strengthening door-to-door fulfillment capabilities on the recycling side, and optimizing the sales channels for our 1P products. Similarly, combining the characteristics of the second-hand industry, we prudently invested in brand marketing and adopted refined cost management in the middle and back offices, achieving continuous optimization of operating profit and maintaining our goal of creating long-term value for shareholders.”

Second Quarter 2026 Financial Results

REVENUE

Total net revenues increased by 32.4% to RMB6,609.3 million (US$974.1 million) from RMB4,991.5 million in the same period of 2025.

•
Net product revenues increased by 35.9% to RMB6,194.7 million (US$913.0 million) from RMB4,558.7 million in the same period of 2025. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics through the Company’s online channels.
•
Net service revenues decreased by 4.2% to RMB414.6 million (US$61.1 million), compared to RMB432.8 million in the same period of 2025. This decrease was primarily due to the discretionary discounts on service fees provided to merchants during the extended 618 grand promotion event period.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB6,442.3 million (US$949.5 million), compared to RMB4,918.1 million in the same period of 2025, representing an increase of 31.0%.

•
Merchandise costs were RMB5,219.2 million (US$769.2 million), compared to RMB3,957.6 million in the same period of 2025, representing an increase of 31.9%. The increase was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB542.3 million (US$79.9 million), compared to RMB413.6 million in the same period of 2025, representing an increase of 31.1%. The increase was primarily due to (i) an increase in personnel costs driven by the growth of our business, (ii) an increase in logistics expense due to the growth in product sales, and (iii) an increase in operating center related expenses as the Company conducted more recycling and transaction activities compared with the same period of 2025.
•
Selling and marketing expenses were RMB507.9 million (US$74.9 million), compared to RMB406.9 million in the same period of 2025, representing an increase of 24.8%. The increase was primarily due to an increase in commission expenses in relation to channel service fees, partially offset by a decrease in amortization of intangible assets resulting from assets and business acquisitions, due to the maturity of major remaining intangible assets in the second quarter of 2025.
•
General and administrative expenses were RMB95.7 million (US$14.1 million), compared to RMB77.5 million in the same period of 2025, representing an increase of 23.5%. The increase was primarily due to an increase in personnel costs, sales tax and associated charges, and share-based compensation expenses, partially offset by a decrease in expected credit loss relating to credit risk.
•
Research and development expenses were RMB77.2 million (US$11.4 million), compared to RMB62.5 million in the same period of 2025, representing an increase of 23.5%. The increase was primarily due to an increase in personnel costs.

INCOME FROM OPERATIONS

Income from operations was RMB178.3 million (US$26.3 million), representing an increase of 95.7% from RMB91.1 million in the same period of 2025.

Adjusted income from operations (non-GAAP) was RMB206.3 million (US$30.4 million), representing an increase of 70.1% from RMB121.3 million in the same period of 2025.

NET INCOME

Net income was RMB129.1 million (US$19.0 million), representing an increase of 78.6% from RMB72.3 million in the same period of 2025.

Adjusted net income (non-GAAP) was RMB157.1 million (US$23.1 million), representing an increase of 57.3% from RMB99.9 million in the same period of 2025.

BASIC AND DILUTED NET INCOME PER ORDINARY SHARE

Basic and diluted net income per ordinary share were RMB0.80 (US$0.12) and RMB0.80 (US$0.12), compared to RMB0.45 and RMB0.44 in the same period of 2025.

Adjusted basic and diluted net income per ordinary share (non-GAAP) were RMB0.97 (US$0.14) and RMB0.97 (US$0.14), compared to RMB0.62 and RMB0.61 in the same period of 2025.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,157.2 million (US$317.9 million) as of June 30, 2026, as compared to RMB2,187.4 million as of December 31, 2025.

Business Outlook

For the third quarter of 2026, the Company currently expects its total revenues to be between RMB6,340.0 million and RMB6,440.0 million, representing an increase of 23.1% to 25.1% year-over-year. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

On June 30, 2025, the board of directors of the Company (the “Board”) authorized a new share repurchase program, under which the Company may repurchase up to US$50 million of its shares (including ADSs) over a 12-month period starting from June 30, 2025. During the second quarter of 2026, the Company repurchased a total of approximately 1.0 million ADSs for approximately US$4.2 million. As of June 30, 2026, the Company had cumulatively repurchased a total of approximately 3.3 million ADSs for approximately US$14.8 million, with approximately US$35.2 million remaining available for repurchases under the share repurchase program. On May 19, 2026, the Board authorized an extension of the existing share repurchase program for an additional 12-month period commencing from June 30, 2026, with other key terms remaining unchanged.

On June 30, 2026, ATRenew published its 2025 Environmental, Social and Governance Report (the “ESG Report”), highlighting multiple improvements. ATRenew advanced climate risk management and emissions reduction. With reference to the IFRS S2 framework, the Company comprehensively identified climate-related risks and opportunities and quantitatively assessed their specific impacts on financial performance. The Company also actively advanced carbon emissions reduction: compared to 2024, the Company reduced its Scope 1 and Scope 2 emissions intensity by

9.5% in 2025, demonstrating steady progress toward its 2030 target of a 35% reduction in Scope 1 and Scope 2 emission intensity from a 2024 baseline. On strengthened business ethics, the Company conducted integrity training sessions, reaching 15,124 participants. Signing rates reached 100% for employee integrity, self-discipline and confidentiality, Leadership Accountability Statements, and the Anti-Commercial Bribery Agreement among franchisees. In addition, 2,178 suppliers signed the Anti-Commercial Bribery Agreement, embedding integrity standards across the workforce and supply chain.

Conference Call Information

The Company’s management will hold a conference call on Thursday, August 20, 2026 at 08:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	4033621

The replay will be accessible through August 27, 2026 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-855-669-9658
Access Code:	4533478

A live and archived webcast of the conference call will also be available at the Company's investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. is a pioneer in technology-driven recycling and trade-in solutions for consumer products in China. Since inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, reducing the environmental impact of pre-owned consumer products by facilitating recycling, trade-ins and distribution that prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Powered by proprietary technologies and a scalable platform ecosystem, ATRenew enhances transaction efficiency and pricing transparency for consumers and merchants alike while advancing circular economy standards in China. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7851 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2026.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income from operations is income from operations excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income is net income excluding the share-based compensation expenses and amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net income per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in income from operations and net income. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets resulting from assets and business acquisitions and tax effects of amortization of intangible assets resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

Christensen Advisory

Email: rere@christensencomms.com

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of December 31,	As of June 30,
	2025	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,537,461	1,525,554	224,839
Restricted cash	500	1,000	147
Short-term investments	267,641	252,472	37,210
Amount due from related parties, net	414,779	375,052	55,276
Inventories	1,074,080	1,467,275	216,250
Funds receivable from third party payment service providers	381,284	378,141	55,731
Accounts receivables, net	131,599	122,785	18,096
Prepayments and other receivables, net	933,959	967,725	142,623
Total current assets	4,741,303	5,090,004	750,172
Non-current assets:
Long-term investments	485,401	443,036	65,295
Property and equipment, net	239,378	232,130	34,212
Intangible assets, net	10,653	9,096	1,341
Other non-current assets	489,209	529,834	78,088
Total non-current assets	1,224,641	1,214,096	178,936
TOTAL ASSETS	5,965,944	6,304,100	929,108
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	322,855	455,851	67,184
Accounts payable	335,622	208,002	30,656
Contract liabilities	231,771	358,228	52,796
Accrued expenses and other current liabilities	644,782	726,062	107,008
Accrued payroll and welfare	189,904	234,182	34,514
Amount due to related parties	178,224	174,657	25,741
Total current liabilities	1,903,158	2,156,982	317,899
Non-current liabilities:
Operating lease liabilities, non-current	70,031	78,715	11,601
Deferred tax liabilities	2,352	2,118	312
Total non-current liabilities	72,383	80,833	11,913
TOTAL LIABILITIES	1,975,541	2,237,815	329,812
TOTAL SHAREHOLDERS' EQUITY	3,990,403	4,066,285	599,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,965,944	6,304,100	929,108

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	4,558,695	6,194,657	912,979	8,822,374	11,924,471	1,757,450
Net service revenues	432,770	414,633	61,109	822,536	844,933	124,528
Operating (expenses) income (1)(2)
Merchandise costs	(3,957,556)	(5,219,165)	(769,210)	(7,573,472)	(10,035,934)	(1,479,114)
Fulfillment expenses	(413,628)	(542,257)	(79,919)	(841,477)	(1,066,305)	(157,154)
Selling and marketing expenses	(406,870)	(507,938)	(74,861)	(825,728)	(1,001,811)	(147,649)
General and administrative expenses	(77,521)	(95,740)	(14,110)	(140,895)	(175,571)	(25,876)
Research and development expenses	(62,467)	(77,242)	(11,384)	(117,471)	(150,646)	(22,202)
Other operating income, net	17,646	11,340	1,671	17,890	24,471	3,607
Income from operations	91,069	178,288	26,275	163,757	363,608	53,590
Interest expense	(1,743)	(2,168)	(320)	(3,628)	(4,293)	(633)
Interest income	5,580	2,947	434	13,954	6,885	1,015
Other income (loss), net	4,770	(5,738)	(846)	(1,717)	(21,711)	(3,200)
Income before income taxes and share of loss in equity method investments	99,676	173,329	25,543	172,366	344,489	50,772
Income tax expenses	(17,312)	(24,948)	(3,677)	(23,582)	(43,970)	(6,480)
Share of loss in equity method investments	(10,028)	(19,249)	(2,837)	(33,648)	(36,293)	(5,349)
Net income	72,336	129,132	19,029	115,136	264,226	38,943
Net income per ordinary share:
Basic	0.45	0.80	0.12	0.72	1.65	0.24
Diluted	0.44	0.80	0.12	0.71	1.65	0.24
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,486,547	161,139,453	161,139,453	160,748,983	160,487,118	160,487,118
Diluted	162,572,624	161,570,852	161,570,852	161,890,426	160,546,055	160,546,055
Net income	72,336	129,132	19,029	115,136	264,226	38,943
Foreign currency translation adjustments	(5,742)	(5,719)	(843)	(6,741)	(12,799)	(1,886)
Total comprehensive income	66,594	123,413	18,186	108,395	251,427	37,057

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED)

(Amounts in thousands)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(3,981)	(7,626)	(1,124)	(6,338)	(9,371)	(1,381)
Selling and marketing expenses	(1,753)	(4,333)	(639)	(6,190)	(4,975)	(733)
General and administrative expenses	(2,375)	(10,407)	(1,534)	(6,331)	(11,252)	(1,658)
Research and development expenses	(4,234)	(4,894)	(721)	(6,217)	(6,024)	(888)
(2) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(17,913)	(779)	(115)	(44,392)	(1,559)	(230)

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2025	2026		2025	2026
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	91,069	178,288	26,275	163,757	363,608	53,590
Add:
Share-based compensation expenses	12,343	27,260	4,018	25,076	31,622	4,660
Amortization of intangible assets resulting from assets and business acquisitions	17,913	779	115	44,392	1,559	230
Adjusted income from operations (non-GAAP)	121,325	206,327	30,408	233,225	396,789	58,480
Net income	72,336	129,132	19,029	115,136	264,226	38,943
Add:
Share-based compensation expenses	12,343	27,260	4,018	25,076	31,622	4,660
Amortization of intangible assets resulting from assets and business acquisitions	17,913	779	115	44,392	1,559	230
Less:
Tax effects of amortization of intangible assets resulting from assets and business acquisitions	(2,687)	(117)	(17)	(6,659)	(234)	(34)
Adjusted net income (non-GAAP)	99,905	157,054	23,145	177,945	297,173	43,799
Adjusted net income per ordinary share (non-GAAP):
Basic	0.62	0.97	0.14	1.11	1.85	0.27
Diluted	0.61	0.97	0.14	1.10	1.85	0.27
Weighted average number of shares used in calculating net income per ordinary share
Basic	161,486,547	161,139,453	161,139,453	160,748,983	160,487,118	160,487,118
Diluted	162,572,624	161,570,852	161,570,852	161,890,426	160,546,055	160,546,055